EXHIBIT 4.2

                             DATED ___________ 2000

                            (1) TOWNPAGES.NET.COM PLC

                         (2) HERITAGE GREAT BRITAIN PLC

                            (3) ROBERT PRYCE BRADSHAW

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                                MANAGEMENT AGENCY

                                    AGREEMENT

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                               RICHARD SALEH & Co
                                   SOLICITORS
                                 DIDSBURY HOUSE
                                748 WILMSLOW ROAD
                                    DIDSBURY
                               MANCHESTER M2O 2DW


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THIS AGREEMENT is made on _______________________ 2000

BETWEEN:

(1)   TOWNPAGESNET.COM  PLC whose registered  office is at 11 Market Square.
      ---------------------
      Alton, Hampshire, England GU34 1HD ("TownPages");

(2) HERITAGE GREAT BRITAIN PLC whose registered office is at Heritage House, 383 Eaton Road, West Derby, Liverpool L12 2AH ("Heritage"); and

(3) ROBERT PRYCE BRADSHAW of Cova Da Onca, 4 Bryanston Road, Prenton, Wirral CH42 8PU ("the Executive").

WHEREAS:

(A) The Executive is employed by Heritage as its Chief Executive Officer pursuant to a Service Agreement dated 25 May 1999.

(B) In this Agreement "the Group" means TownPages and all of its subsidiaries (as defined in s.736 Companies Act 1985).

(C) TownPages wishes to engage the services of the Executive to act as Chief Executive Officer of TownPages and all the companies in the Group and Heritage and the Executive have both agreed to the same upon the terms of this Agreement.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.    APPOINTMENT

TownPages hereby appoints the Executive and Heritage and the Executive agree that the Executive shall act for TownPages as Chief Executive Officer of the Group and a Director of TownPages with effect from 15 April 2000 upon the terms and conditions hereinafter set out, until the said appointment is determined by either TownPages or Heritage giving to the other not less than three months' notice in writing expiring at any time.


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2.    DUTIES

2.1 During the continuance of this Agreement the Executive shall perform and fulfill on behalf of and in the name of TownPages all the functions, obligations and duties normally fulfilled by a Chief Executive Officer of TownPages and any of its subsidiaries from TownPages's premises at 11 Market Square aforesaid or at such other address as may reasonably be required from time to time and shall report directly to and be responsible to the Chairman of the Board of Directors of TownPages.

2.2 The Executive shall at all times when engaged in the business of the Group, act in good faith and in the best commercial interests of the Group.

3.    REMUNERATION

3.1 Heritage shall be entitled to receive for their own account from and out of the assets of TownPages by way of remuneration for the services of the Executive hereunder the sum of (pound)625 together WIth VAT thereon for each day or part thereof on which the Executive is primarily engaged in the business of TownPages (inclusive of all overtime and all hours worked on such day).

3.2 The Executive shall not be entitled to any further remuneration from Heritage or TownPages by virtue of this Agreement or his duties hereunder.

3.3 The Executive shall on the last day of each month, prepare a schedule of all the days which he has worked for TownPages during that month and will forward copies of the said schedule to both TownPages and to Heritage, and Heritage will forthwith thereafter prepare a VAT invoice in respect of the said remuneration for that month, which shall be rendered to TownPages and payable by TownPages immediately upon receipt thereof.

3.4 Heritage and the Executive shall also be entitled to be reimbursed monthly by TownPages for all their respective expenses and disbursements incurred wholly and exclusively in connection with the performance of the Executive's duties hereunder.


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4.    INDEMNITY

In the absence of fraud or gross negligence by Heritage or the Executive they shall not incur any liability by reason of any error of law or any matter or thing done or suffered or omitted to be done by them in good faith hereunder and TownPages shall fully and effectively indemnify Heritage and the Executive for any liability so incurred by them.

5.    CONFIDENTIALITY

None of the parties hereto shall either before or after the termination of this Agreement disclose to any person not authorised by the relevant party to receive the same any information relating to such party or to the affairs of such party of which the party disclosing the same shall have become possessed during the period of this Agreement and each party shall use all reasonable endeavours to prevent any such disclosure as aforesaid PROVIDED ALWAYS THAT if any of the parties hereto are directed or requested by any court of competent jurisdiction or any department of any government or administration to provide such court or department with any information relating to such party concerning its functions under this Agreement, whether or not any such order or request was in fact enforceable, no party hereto shall incur any liability as a result of, or in connection with, such compliance.

6.    NOTICES

Any notice required to be given hereunder shall be in writing and may be served by being left at or sent by first class recorded delivery to the Registered Office for the time being of Heritage or TownPages or the last known home address of the Executive.

7.    PROPER LAW

This Agreement is established under the Laws of England and the rights of all parties and the construction and effect of the provisions hereof shall be construed and regulated only according to such Laws and be subject to the non-exclusive jurisdiction of the Courts thereof.


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IN WITNESS WHEREOF this Agreement has now been entered into the day and year first above written.


________________________________        ____________________________________
For and on behalf of                    For and on behalf of
TOWNPAGES.NET.COM PLC                   HERITAGE GREAT PLC BRITAIN PLC




                      ____________________________________
                              ROBERT PRYCE BRADSHAW


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